UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

                                                 Form 11-K

              (Mark One)

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended:

OR

[x]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from June 27, 2004 to December 31, 2004

Commission file number: 001-09764

          A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Harman International Industries, Incorporated
Retirement Savings Plan

          B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Harman International Industries, Incorporated
1101 Pennsylvania Avenue, NW
Washington, DC 20004

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2004 and June 26, 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN

Index to Financial Statements and Supplemental Schedule

Page
Number

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Plan Benefits – December 31, 2004 and June 26, 2004	2

Statements of Changes in Net Assets Available for Plan Benefits – Six months ended December 31, 2004 and year ended June 26, 2004	3

Notes to Financial Statements	4

Financial Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2004	8

Signature	9

Exhibit Index	10

All other supplemental schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
Harman International Industries, Incorporated
       Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Harman International Industries, Incorporated Retirement Savings Plan (the Plan) as of December 31, 2004 and June 26, 2004 and the related statements of changes in net assets available for plan benefits for the six months ended December 31, 2004 and the year ended June 26, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Harman International Industries, Incorporated Retirement Savings Plan as of December 31, 2004 and June 26, 2004, and the changes in net assets available for plan benefits for the six months ended December 31, 2004, and the year ended June 26, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Los Angeles, California
May 24, 2005
                                                                           - 1 -

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

	December 31,	June 26,
	2004	2004

ASSETS:
Investments, at fair value (note 3):
Cash	$25,217	46,497
Money market	445,331	369,811
Mutual funds	108,756,938	94,104,724
Collective trust	43,006,987	39,628,876
Common stock	107,529,961	76,178,633

Total investments	259,764,434	210,328,541

Contributions receivable:
Participant	2,743	327,369
Employer	3,144,821	8,712,660

Total contributions receivable	3,147,564	9,040,029

Total assets	$262,911,998	219,368,570

LIABILITIES:
Refund of excess contribution	1,000	1,000

Net assets available for Plan benefits	$262,910,998	219,367,570

See accompanying notes to financial statements.

                                                                           - 2 -

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

	Six months
	Ended	Year Ended
	December 31,	June 26,
	2004	2004

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$36,378,037	55,640,910
Interest and dividends	2,492,736	2,882,312

Total investment income	38,870,773	58,523,222

Contributions:
Employer	3,826,228	11,533,556
Participant	4,903,691	9,148,319
Rollovers	862,491	753,519

Total contributions	9,592,410	21,435,394

Transfer in from plan merger	---	586,551

Total additions	48,463,183	80,545,167

Deductions from net assets attributed to:
Benefit payments	4,899,455	11,711,863
Administrative expenses	20,300	51,531

Total deductions	4,919,755	11,763,394

Net increase	43,543,428	68,781,773

Net assets available for Plan benefits:
Beginning of year	219,367,570	150,585,797

End of year	$262,910,998	219,367,570

See accompanying notes to financial statements.

                                                                           - 3 -

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN

Note to Financial Statements

December 31, 2004 and June 26, 2004

(1)     Summary of Significant Accounting Policies

          (a)     Basis of Presentation

The accompanying financial statements of the Harman International Industries, Incorporated (the Company) Retirement Savings Plan (the Plan) have been presented on an accrual basis and present the net assets available for Plan benefits as of December 31, 2004 and June 26, 2004 and changes in those net assets for the six months and the year ended, respectively.

          (b)     Investments

The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year‑end. The Company stock is valued at its quoted market price. The investment in the collective trust is limited to guaranteed investments contracts issued by insurance companies, banks, or other financial institutions. These investments are stated at estimated fair value. Unit value is determined by dividing the fund’s net asset value by the units outstanding at valuation dates.

Purchases and sales of securities are recorded on a trade‑date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex‑dividend date.

          (c)     Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of net assets and the changes in net assets and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from these estimates.

          (d)     Payment of Benefits

Benefits are recorded when paid.

          (e)     Administrative Expenses

Administrative expenses are paid by the Plan unless paid by Harman International Industries, Incorporated, the Sponsor.

                                                                           - 4 -

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN

Note to Financial Statements

December 31, 2004 and June 26, 2004

          (f)     Risks and Uncertainties

The Plan provides for various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants’ account balances and the amounts reported in the financial statements.

(2)     Plan Description

The Plan agreement dated June 27, 2004, amends and restates the Harman International Industries, Incorporated Retirement Savings Plan.  As a result of the amendment, the Plan’s year end changed from June 26 to December 31.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is a defined contribution savings and profit sharing plan sponsored by the Company. The Plan covers all eligible employees, as defined by the Plan, provided they have completed six months of consecutive service and have worked 500 hours.

The following description provides only general information. Participants should refer to the Plan agreement for a more complete description.

          (a)     Contributions

Participants in the Plan may contribute on a tax‑deferred basis from 1% to 50% of their compensation, as defined by the Plan. Participants may change their deferral percentage as of the first payroll period following the quarterly valuation date. The Company has made annual basic contributions equal to 3% of the compensation paid to all eligible participants, and a matching contribution equal to 50% of the eligible participant’s tax‑deferred contribution percentage for each payroll period up to a maximum election of 6% per payroll period. In addition, the Company may make discretionary profit sharing contributions to the Plan in an amount determined by the Company’s board of directors. For the year ended June 26, 2004, the Board of Directors approved a profit sharing contribution of 2.5% of each eligible participant’s compensation.  For the six months ended December 31, 2004, there was no profit sharing contribution.

          (b)     Vesting

Participants are 100% vested in their salary deferral contribution, employer’s basic contribution, and rollover contribution accounts, and become vested in profit sharing and matching contributions at the rate of 25% per year after the completion of two years of service, or 100% after reaching age 65, death, or disability.

                                                                           - 5 -

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN

Note to Financial Statements

December 31, 2004 and June 26, 2004

          (c)     Investment Options

Plan participants direct contributions in any increment in any of the investment options. The options consist of the Company’s common stock, the Putnam Stable Value Fund, the Putnam Money Market Fund, and 14 mutual funds.

          (d)     Participant Account Balances

Separate accounts are maintained for each participant’s salary deferral, rollover, employer profit sharing, basic, and matching contribution balances. Earnings or losses of the Plan are allocated to participant account balances by investment fund on a daily basis according to the number of shares in the participant account balances. Company profit sharing and basic contributions are allocated based on participant compensation. Company matching contributions are allocated based upon each participant’s tax‑deferred contribution percentage.

          (e)     Benefits

Upon separation from service, retirement at age 65, disability retirement, or death, participants or their beneficiaries are entitled to receive their vested balances in a lump‑sum distribution.

          (f)     Forfeitures

All distributions from the Plan shall commence as soon as practicable after the participant’s termination date, and all unvested amounts shall be forfeited as of the date of distribution. Amounts forfeited by Plan participants are used to reduce the employer’s contributions.

Amounts provisionally forfeited will be restored if the participant returns to service prior to the occurrence of a 60‑consecutive‑month period of separation.

(3)     Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,	June 26,
Description	2004	2004

The Putnam Fund for Growth and Income	$23,146,514	20,951,954
Putnam Voyager Fund	28,846,560	28,380,397
Putnam Stable Value Fund	43,006,987	39,628,876
Harman International Industries, Incorporated common stock	107,529,961	76,178,633
All other investments less than 5%	57,234,412	45,188,681

	$259,764,434	210,328,541

                                                                           - 6 –

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN

Note to Financial Statements

December 31, 2004 and June 26, 2004

During the six months ended December 31, 2004, and the year ended June 26, 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	December 31,	June 26,
	2004	2004

Mutual funds	$5,869,733	10,148,517
Common stock	30,508,304	45,492,393

Total	$36,378,037	55,640,910

(4)     Plan Merger

Effective December 31, 2003, the board of directors of the Company approved a resolution to merge the Margi Systems, Inc. 401(k) Plan into the Plan. The accompanying statement of changes in net assets available for Plan benefits reflects the transfer in of net assets of this merged plan in the amount of $586,551.

(5)     Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

(6)     Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated August 14, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                                                                           - 7 -

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of issuer, borrower, or similar party	Description of investment, including maturity date, rate of interest, par, or maturity value	Current value

Putnam Management Company, Inc. *	Cash	$25,217
Putnam Management Company, Inc. *	Money Market Fund (445,331 shares)	445,331
	Mutual funds:
Putnam Management Company, Inc. *	AIM Small Cap Growth Fund (6,752,204 shares)	6,752,204
Putnam Management Company, Inc. *	American Europacific Growth Fund (73,953 shares)	2,634,208
Putnam Management Company, Inc. *	Lord Abbett Small Cap Value Fund (304,460)	8,439,917
Putnam Management Company, Inc. *	Pimco Total Return Fund (415,972 shares)	4,438,421
Putnam Management Company, Inc. *	T. Rowe Price Blue Chip Growth Fund (55,946 shares)	1,729,840
Putnam Management Company, Inc. *	Vanguard Windsor II Fund (89,569 shares)	2,752,443
Putnam Management Company, Inc. *	The George Putnam Fund of Boston (492,899 shares)	8,926,403
Putnam Management Company, Inc. *	The Putnam Fund for Growth and Income (1,190,664 shares)	23,146,514
Putnam Management Company, Inc. *	Putnam Voyager Fund (1,682,997 shares)	28,846,560
Putnam Management Company, Inc. *	Putnam Asset Allocation Growth Portfolio (367,819 shares)	4,112,220
Putnam Management Company, Inc. *	Putnam Asset Allocation Balanced Portfolio (259,832 shares)	2,759,421
Putnam Management Company, Inc. *	Putnam Asset Allocation Conservative Portfolio (157,226 shares)	1,437,045
Putnam Management Company, Inc. *	Putnam International Equity Fund (281,571 shares)	6,704,205
Putnam Management Company, Inc. *	Putnam S & P 500 Index Fund (197,772 shares)	6,077,537
Putnam Management Company, Inc. *	Putnam Stable Value Fund – invested in contracts with various companies, with various maturity dates and interest rates ranging from 5% to 7.5% (43,006,987 units)	43,006,987

Harman International Industries, Incorporated	Common stock (846,693 shares)	107,529,961

		$259,764,434

* Party-in-interest investment.
See accompanying Report of Independent Registered Public Accounting Firm.

                                                                           - 8 -

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN

SIGNATURES

             The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Harman International Industries, Incorporated Retirement Savings Plan

Date: June 29, 2005	By: /s/ Sandra S. Buchanan

Sandra S. Buchanan Manager of Taxes and Employee Benefits

                                                                           - 9 -

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN

EXHIBIT INDEX

Exhibit Number	Description

23.1*	Consent of Independent Registered Public Accounting Firm

* Filed herewith

                                                                           - 10 -